UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-42182

PS International Group Ltd.

Unit 1002, 10/F

Join-in Hang Sing Centre

No. 2-16 Kwai Fung Crescent, Kwai Chung

New Territories, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Departure of Directors or Certain Officers; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Hok Wai Alex Ko

Effective on December 31, 2024, Hok Wai Alex Ko (“Mr. Ko”) resigned as the Chief Executive Officer and Director of PS International Group Ltd. (the “Company”). Mr. Ko has indicated his resignation is for personal reasons and not due to any disagreement with the Company.

Wing Yui Felix Lau

Effective on December 30, 2024, Wing Yui Felix Lau (“Mr. Lau”) resigned as the Chief Operating Officer the Company. Mr. Lau has indicated his resignation is for personal reasons and not due to any disagreement with the Company.

Hang Tat Gabriel Chan

On December 31, 2024, the Board of Directors (the “Board”) of the Company approved the appointment of Hang Tat Gabriel Chan (“Mr. Chan”) as Chief Executive Officer and Director of the Company, effective on January 1, 2025, to fill the vacancy of Mr. Ko. In connection with Mr. Chan’s appointment as the Chief Executive Officer and Director of the Company, the Company and Mr. Chan entered into an agreement and agreed to receive annual compensation of HK$ 1,334,400 (approximately US$171,077), which continue to be received by Mr. Chan from Profit Sail Int’l Express (H.K.) Limited (“Profit Sail”), the Company’s operating entity.

Mr. Chan does not have a family relationship with any director or executive officer of the Company. He was not involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Chan has been serving as the General Manager of Profit Sail HK, the Company’s operating entity since September 2021. Prior to joining Profit Sail, from 1984 to 2021, Mr. Chan served in DHL Global Forwarding, a division of Deutsche Post DHL, in Hong Kong and China, where he served in various management positions in Sales & Marketing and Logistics Management functions. Mr. Chan obtained the professional diploma in logistic and supply chain management from Hong Kong Management Association in 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 31, 2024	PS International Group Ltd.

	By:	/s/ Hok Wai Alex Ko
	Name:	Hok Wai Alex Ko
	Title:	Chief Executive Officer and Director

Exhibit Index

Exhibit No.	Description
Exhibit 10.1	Employment Agreement by and between Mr. Hang Tat Gabriel Chan and PS International Group Ltd.

3